Contact:
Jonathan Burgin
CFO
(+972) 77-774-5060
jonathanb@radcom.co.il

FOR IMMEDIATE RELEASE

RADCOM ZOOMS INTO 2011: RECORD BOOKINGS,
$5.4M REVENUES & $0.08 NON-GAAP EPS FOR Q4

‘Planets Aligning’ for RADCOM: Booming Markets, Growing Sales Pipeline & Successful Penetration into Target Regions Point to Continued Growth in 2011

TEL-AVIV, Israel – February 1, 2011-- RADCOM Ltd. (RADCOM) (NASDAQ: RDCM), a leading provider of network Service Assurance solutions, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2010.

Financial Overview
In $000s	2010	2009	Change
Revenues	$19,173	$11,918	61%
Net Income (loss) (GAAP)	$570	$(2,649)
Net Income (loss) (non-GAAP)	$1,658	$(2,162)
Working Capital	$11,144	$2,972	275%

Fourth Quarter: RADCOM’s Q4 revenues totaled $5.4 million, up 29% compared with $4.2 million for Q4 2009 and up 13% compared with Q3 2010. Bookings during the period were the highest they have been in RADCOM’s history, positioning the Company with an exceedingly strong backlog as it enters 2011.

According to U.S. generally accepted accounting principles (GAAP), the Company’s net income for Q4 decreased by 24% to $78,000 ($0.01 per basic and diluted share) compared with $102,000 ($0.02 per basic and diluted share) for Q4 2009. However, excluding non-cash share-based compensation expenses and changes in the fair value of warrants from all periods, the Company’s non-GAAP net income for the quarter reached $500,000 ($0.08 per diluted share), up 104% compared with $245,000 ($0.05 per diluted share) for Q4 2009.

Full Year 2010: RADCOM’s 2010 revenues rose 61% to $19.2 million compared with $11.9 million in 2009. Bookings during the year were the highest in many years, giving the Company an exceedingly strong backlog as it enters 2011.

According to U.S. GAAP, net income for 2010 was $570,000 ($0.11 per basic share and $0.10 per diluted share) compared with a net loss of $2.6 million ($0.52 per basic and diluted share) for 2009. However, excluding non-cash share-based compensation expenses and changes in the fair value of warrants from all periods, non-GAAP net income for 2010 was $1.7 million ($0.28 per diluted share) compared with a net loss of $2.2 million ($0.43 per basic and diluted share) for 2009.

Management Comments

Mr. David Ripstein, RADCOM’s President and CEO, said, “2010 was a great year for RADCOM, and we believe we are positioned for an even better 2011. The trends that have been driving our growth - particularly the increased usage of mobile smart phones, tablets and net books and their effect on the performance of telecom networks and the end-user experience – continue to strengthen.  As network operators around the world struggle to service their bandwidth-hungry customers, they are increasing their budgets for Service Assurance solutions, leading to increasing sales of our products. We expect to see this trend continuing over the next several years, and believe that it, together with the increasing implementation of 4G/LTE technologies, will drive continued strong growth of our sales.

“During 2010, our efforts to capitalize on these favorable trends resulted in a 61% increase in our sales, demonstrating the industry’s growing recognition of our clear technology leadership. In addition, as most of our customers felt increasingly stabilized in their recovery from the recent financial crisis, we saw a significant increase in our sales pipeline and in the number of tenders and this trend is continuing. To take full advantage, we have invested - and will continue to invest - in our sales capabilities in Latin America and in Asia/Pacific, including in India and Singapore, and have begun enhancing our sales force in North America. In parallel, we have expanded our research and development teams, and continue evaluating adjacent market opportunities.

“Taken as a whole, with booming markets, a clear technology advantage, and the highest quarterly bookings in our history, we are confident and excited about our future.”

Additional Discussion of Financial Results

Direct sales to a Brazilian customer and their effect on Revenues & Cost of Goods Sold: RADCOM’s revenues for the fourth quarter include a significant sale made directly (rather than through distributors) to a customer in Brazil. According to Brazilian law, RADCOM is subject to import taxes and other taxes based on the price of the equipment it sells in Brazil. In the fourth quarter, such taxes amounted to $785,000, and were included within cost of sales. Net of this amount, gross margin for the fourth quarter would have been approximately 76%.

Cash: The Company’s cash balance of $5.7 million as of the end of 2010 reflected a significant pay-out of taxes in Brazil during the fourth quarter, together with increased investment in sales activities, custormer service and research and development. In addition, it reflects delays in delivery of systems to customers.

Geographic distribution of sales: The geographic distribution of RADCOM’s sales during 2010 was as follows: Latin America – 32%; Europe – 25%; North America – 16%; AsiaPacific – 19%; and rest of the world - 8%.

###

About RADCOM
RADCOM provides innovative service assurance solutions for communications service providers and equipment vendors. RADCOM specializes in solutions for next-generation networks, both wireless and wireline. RADCOM's comprehensive, carrier strength solutions are used to prevent service provider revenue leakage and enable management of customer care. RADCOM's products facilitate fault management, network service performance analysis, troubleshooting and pre-mediation with an OSS/BSS. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.RADCOM.com.

Non-GAAP Information
Certain non-GAAP financial measures are included in this press release.  These non-GAAP financial measures are provided to enhance the reader's overall understanding of our financial performance. By excluding non-cash equity based compensation that has been expensed in accordance with ASC Topic 718 and change in fair value of warrants that has been expensed in accordance with ASC 815-40, our non-GAAP results provide information to both management and investors that is useful in assessing our core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period.  These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods.  The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “'believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.
Consolidated Statements of Operations
(1000's of U.S. dollars, except per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales	$5,363	$4,177	$19,173	$11,918
Cost of sales	1,901	1,172	6,486	4,059
Gross profit	3,462	3,005	12,687	7,859
Research and development, gross	1,111	1,067	4,310	4,223
Less - royalty-bearing participation	283	368	1,424	1,633
Research and development, net	828	699	2,886	2,590
Sales and marketing	2,048	1,523	6,971	5,835
General and administrative (1)	547	398	1,538	1,643
Total operating expenses	3,423	2,620	11,395	10,068
Operating income (loss)	39	385	1,292	(2,209)
Financing income (loss), net	39	(283)	(722)	(440)
Net income (loss)	78	102	570	(2,649)
Basic net income (loss) per ordinary share	$0.01	$0.02	$0.11	$(0.52)
Diluted net income (loss) per ordinary share	$0.01	$0.02	$0.10	$(0.52)
Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share	6,049,678	5,083,641	5,373,515	5,081,986
Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share	6,592,961	5,275,328	5,829,665	5,081,986

(1) Includes a decrease of $269,000 in allowance for doubtful accounts for the three month period ended December 31, 2010, and a decrease of $595,000 in allowance for doubtful accounts for the twelve month period ended December 31, 2010.

RADCOM Ltd.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(1000's of U.S. dollars, except share and per share data)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP net income (loss)	$78	$102	$570	$(2,649)
Stock-based compensation (1)	422	35	564	272
Change in fair value of warrants	-	108	524	215
Non-GAAP net income (loss)	$500	$245	$1,658	$(2,162)
Non-GAAP earnings (losses) per share (diluted)	$0.08	$0.05	$0.28	$(0.43)

Number of shares used in computing Non-GAAP earnings (losses) per share (diluted)	6,592,961	5,275,328	5,829,665	5,081,986

(1) Stock-based compensation:
Cost of sales	1	3	5	16
Research and development	2	2	10	53
Selling and marketing	4	5	36	86
General and administrative	415	25	513	117
	422	35	564	272

RADCOM Ltd. Consolidated Balance Sheets (1000's of U.S. dollars)
	As of	As of
	December 31, 2010	December 31, 2009
	(unaudited)	(unaudited)
Current Assets
Cash and cash equivalents	5,744	3,274
Trade receivables, net	7,402	3,610
Inventories	3,949	2,879
Other receivables	1,708	607
Total Current Assets	18,803	10,370
Severance pay fund	2,796	2,495
Property and equipment, net	338	575
Total Assets	21,937	13,440

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	2,759	1,117
Deferred revenue	451	478
Current maturities of long-term loan	-	1,022
Other payables and accrued expenses	4,449	4,781
Total Current Liabilities	7,659	7,398
Long-Term Liabilities
Deferred revenue	221	85
Long term loan, net of current maturities	-	170
Warrants related to long term loan	-	248
Accrued severance pay	3,154	2,899
Total Long-Term Liabilities	3,375	3,402

Total Liabilities	11,034	10,800

Shareholders' Equity
Share capital	234	177
Additional paid-in capital	59,180	51,544
Accumulated deficit	(48,511)	(49,081)
Total Shareholders' Equity	10,903	2,640

Total Liabilities and Shareholders' Equity	21,937	13,440